Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Profound Medical Corp. (“Profound” or the “Company”)

Unit 6, 2400 Skymark Avenue

Mississauga, Ontario

L4W 5K5

2.	Date of Material Change

July 21, 2020

3.	News Release

Press releases relating to the material change were disseminated via Globe Newswire on July 15, 2020 and July 21, 2020 and were subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR)

4.	Summary of Material Change

On July 15, 2020, Profound announced the pricing of an underwritten public offering of 2,758,621 common shares in the capital of the Company (the “Common Shares”) at a price of US$14.50 per Common Share (the “Offering Price”) for aggregate gross proceeds of US$40,000,004.50 (the “Offering”). The Company also granted the underwriters an over-allotment option to purchase up to an additional 413,793 Common Shares at the Offering Price, exercisable in whole or in part at any time up to 30 days from the closing.

Jefferies, Cowen and Raymond James acted as joint book-running managers for the Offering.

On July 21, 2020, Profound announced the closing of the Offering. The underwriters elected to exercise the over-allotment option in full, resulting in an aggregate of 3,172,414 Common Shares being issued for aggregate gross proceeds to the Company of US$46,000,003.

The net proceeds of the Offering are expected to be used: (i) to fund the commercial launch of TULSA-PRO® in the United States and the continued development and commercialization of TULSA-PRO® and SONALLEVE® globally; and (ii) for working capital and general corporate purposes.

5.	Full Description of Material Change

5.1        Full Description of Material Change

On July 15, 2020, Profound announced the pricing of an underwritten public offering of 2,758,621 Common Shares at the Offering Price for aggregate gross proceeds of US$40,000,004.50. The Company also granted the underwriters an over-allotment option to purchase up to an additional 413,793 Common Shares at the Offering Price, exercisable in whole or in part at any time up to 30 days from the closing.

On July 21, 2020, Profound announced the closing of the Offering. The Underwriters elected to exercise the over-allotment option in full, resulting in an aggregate of 3,172,414 Common Shares being issued for aggregate gross proceeds to the Company of US$46,000,003.

Jefferies, Cowen and Raymond James acted as joint book-running managers for the Offering.

The net proceeds of the Offering are expected to be used: (i) to fund the commercial launch of TULSA-PRO® in the United States and the continued development and commercialization of TULSA-PRO® and SONALLEVE® globally; and (ii) for working capital and general corporate purposes.

The Common Shares were offered in each of the provinces of Canada, other than Québec, pursuant to a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated October 17, 2019 (the “Base Shelf Prospectus”) which the Company filed with the securities commissions or other security regulatory authorities in each of the provinces of Canada, other than Québec. The Prospectus Supplement was also filed with the U.S. Securities and Exchange Commission as part of the Company’s registration statement on Form F-10 (the “Registration Statement”) previously filed under the multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and in the United States. Copies of the Prospectus Supplement and the Base Shelf Prospectus can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and a copy of the Registration Statement can be found on EDGAR at www.sec.gov.

5.2       Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of the National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted in this material change report on the basis that it is confidential information.

8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this report.

Aaron Davidson

(647) 476-1350

adavidson@profoundmedical.com

9.	Date of Report

July 21, 2020

Forward-Looking Statements

This material change report includes forward-looking statements regarding Profound and its business which may include, but is not limited to, statements with respect to the expected use of the proceeds of the Offering. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of the management of Profound. The forward-looking events and circumstances discussed in this release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Profound. Although Profound has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Profound undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, other than as required by law.